[redacted]

15025480

SECU ... SSION

SEC
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AUG 20 2015
Washington DC
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SEC FILE NUMBER
8-47638

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DLS Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5527 Farquhar
(No. and Street)

Dallas	TX	75209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N Central Expressway., Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil Dorflinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DLS Capital Partners, Inc. as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Director

Title

Notary Public

Mary K. English
Commission Expires
09-08-15

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Members' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DLS CAPITAL PARTNERS, INC.

CONTENTS

		PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 - 12
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13 - 15
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTINF FIRM ON MANAGEMENT'S EXEMPTION REPORT		17 - 18

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
DLS Capital Partners, Inc.

We have audited the accompanying statement of financial condition of DLS Capital Partners, Inc. (the "Company") as of June 30, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DLS Capital Partners, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I and II (the "Supplemental Information") has been subjected to audit procedure performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in accordance with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respect, in relation to the financial statements as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
August 13, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

DLS CAPITAL PARTNERS, INC.
Statement of Financial Condition
June 30, 2015

ASSETS

Receivable from broker-dealers and clearing organizations	$ 590,790
Securities owned	41,018
Property and equipment, net of accumulated depreciation of $22,465	48,439
Other assets	1,627
Receivable – related party	50,382
	$ 732,256

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 1,626
Payable to clearing broker	900
Securities sold, not yet purchased	0
	2,526
Stockholders' equity	
Common stock - $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	853,672
Retained earnings	(123,952)
Total stockholders' equity	729,730
	$ 732,256

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Income
For the Year Ended June 30, 2015

Revenues	
Gains or losses on firm securities trading accounts	$ (42,095)
Securities commissions	981
Single family office investment advisory fees - related party	35,070
Other income	26,770
	20,726
Expenses	
Commissions and clearance paid to all other brokers	12,000
Communications	13,145
Occupancy and equipment costs	6,528
Rent expense -- related party	40,000
Regulatory fees and expenses	2,791
Other expenses	134,265
	208,729
Net income (loss) before income taxes	(188,003)
Federal income tax benefit (expense)	-0-
Net income (loss)	$ (188,003)

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at June 30, 2014	$ 10	$ 853,672	$ 64,051	$ 917,733
Net income (loss)			(188,003)	(188,003)
Balances at June 30, 2015	$ 10	$ 853,672	$ (123,952)	$ 729,730

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2015

Balance at June 30, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance at June 30, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Cash Flows
For the Year Ended June 30, 2015

Cash flows from operating activities	
Net income (loss)	$ (188,003)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation expense	6,528
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	754,896
Decrease in securities owned	80,660
Increase in other assets	(369)
Decrease in accounts payable	(582)
Decrease in payable to clearing broker	(46,298)
Decrease is securities sold, not yet purchased	(587,160)
Net cash provided (used) by operating activities	19,672
Cash flows from investing activities	
Purchase of office furnishings	(19,672)
Net cash provided (used) by investing activities	(19,672)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase (decrease) in cash	-0-
Cash at beginning of year	-0-
Cash at end of year	$ -0-
Supplemental cash flows disclosures:	
Interest payments	$ -0-
Income tax payments (paid to Parent)	$ -0-

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Notes to Financial Statements
June 30, 2015

Note 1 - Summary of Significant Accounting Policies

DLS Capital Partners, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(K)(2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's revenues are derived from the trading of securities for its own account.

DLS Capital Partners, Inc. is owned by DLS Holdings, Inc., (the "Parent").

The Company receives Single Family Office investment advisory fees from accounts that are related to the owners of the Parent. Single Family Office investment advisory services are offered through the Company to manage their investments and provide fiduciary and other services. The Company claims an exemption from registration under the Securities and Exchange Commission's (SEC) definition of "Family Office", Rule 202(a)(11)(G)-1 of the Advisers Act of 1940. Under the Family Office Rule, a family office is a company that (1) provides investment advice only to "family clients," (2) is wholly owned by family clients and controlled (directly or indirectly) exclusively by "family members" and/or "family entities" and (3) does not hold itself out to the public as an investment adviser. The Company charges a fee for this service based on the assets under management for the family office.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealer and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements, and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Property and equipment are recorded at cost. Depreciation is recorded using an accelerated method over the useful life of the assets.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Securities sold, not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Note 1 - Summary of Significant Accounting Policies, continued

Securities owned and securities sold, not yet purchased are recorded at fair value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended June 30, 2015, the application of valuation techniques applied to similar assets and liabilities has been consistent. The Company's investments are deemed to be Level 1 and Level 2 investments under the fair value hierarchy, see Note 4.

DLS CAPITAL PARTNERS, INC.
Notes to Financial Statements
June 30, 2015

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The inputs used to measure fair value may fall into different levels of fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls into its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2015, the Company had net capital of approximately $626,970 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .00 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Securities Owned

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis as follows:

Equity securities: Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Corporate bonds and certain obligations of government agencies or states, municipalities and political subdivisions are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Securities owned represent trading and investment securities at fair value and at June 30, 2015 consist of the following (presented based upon classification in fair value hierarchy):

	Securities Owned			
	Level 1	Level 2	Level 3	Total
Equity Securities	$ --	$ --	$ --	$ --
Corporate Bonds	--	41,018	--	41,018
	$ --	$ 41,018	$ --	$ 41,018

	Securities Sold, Not Yet Purchased			
	Level 1	Level 2	Level 3	Total
Equity Securities	$ --	$ --	$ --	$ --
	$ --	$ --	$ --	$ --

Note 5 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows.

	Cost	Accumulated Depreciation	Net
Property and equipment	$ 70,904	$ (22,465)	$ 48,439

Depreciation expense for the period ended June 30, 2015 was $6,528 and is shown in occupancy and equipment costs.

Note 6 - Concentration Risk

The Company has a substantial investment in non-investment grade, non-convertible debt securities (some of which are in default).

Note 7 - Payable to Clearing Broker

The payable to clearing broker represents the amount due for unsettled trading securities owned. Interest is charged on this payable at the prevailing margin rate, which was 2.44% at June 30, 2015.

Note 8 - Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

The Company has a net operating loss carryforward of approximately $433,424 available to offset future taxable income and expires as follows:

Year Ended June 30,	
2032	$ 63,460
2033	204,555
3034	165,410
	$ 433,424

The tax benefit of $135,600 from the net operating loss carryforward of $433,424 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset June 30, 2014	Current Period Changes	Deferred Tax Asset June 30, 2015
Federal	$ 68,475	$ 67,125	$ 135,600
Valuation allowance	(68,475)	(67,125)	(135,600)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 9 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 10 -Related Party Transactions

The Company pays rent for office space to its Parent on an annual basis. Rent expense for 2015 was $40,000.

Note 11 –New Accounting Promouncements

In May 2014, the Financial accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and asses recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending June 30, 2019. The Company is currently assessing the potential impact of t his ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending June 30, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports is classification as an extraordinary item. ASUM 2015-01 is effective for the Company's annual periods beginning July 1, 2016. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

June 30, 2015

Schedule I

DLS CAPITAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2015

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 729,730
Deduction and/or charges:		
Property and equipment, net	$ 48,439	
Other assets	1,627	
Receivable – related party	50,382	(100,448)
Net capital before haircuts on securities positions		629,282
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Debt securities	$ 2,051	
Other securities	261	
Undue concentration	0	(2,312)
Net capital		$ 626,970

AGGREGATE INDEBTEDNESS

Accounts payable	$ 1,626
Total aggregate indebtedness	$ 1,626

Schedule I (continued)

DLS CAPITAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 108
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 526,970
Excess net capital at 1000%	$ 626,807
Ratio: Aggregate indebtedness to net capital	.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

DLS CAPITAL PARTNERS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended June 30, 2015

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
DLS Capital Partners, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* DLS Capital Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which DLS Capital Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* DLS Capital Partners, Inc. stated that DLS Capital Partners, Inc. met the identified exemption provisions throughout the year ended June 30, 2015 without exception. DLS Capital Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DLS Capital Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 13, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

DLS CAPITAL PARTNERS, INC
5527 FARQUHAR
DALLAS, TX 75209

BROKER DEALER'S ANNUAL EXEMPTION REPORT

DLS Capital Partners, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule. DLS Capital Partners, Inc. met the aforementioned exemption provisions throughout the year ended June 30, 2015 without exception.

DLS CAPITAL PARTNERS, INC

I, Neil Dorflinger, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Director
August 6, 2015